AB 3/8

AB 3/28

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12013106

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67058 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEROCK CAPITAL MARKETS, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 FISH COVE ROAD
(No. and Street)

MEREDITH (City) NH (State) 03253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

31150 NORTHWESTERN HIGHWAY, SUITE 200 (Address) FARMINGTON HILLS (City), MI (State) 48334 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OAH 3/16

## OATH OR AFFIRMATION

I, Paul Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEROCK CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RACHEL A. BRISTER
Commission # 1910230
Notary Public - California
Orange County
My Comm. Expires Oct 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

**FREEDMAN & GOLDBERG**

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
MICHAEL GOULD
GLORIA K. MOORE
BETTY J. POWELL

31150 NORTHWESTERN HIGHWAY, SUITE 200
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

JUDITH A. COOPER
KELLY BRADLEY
SALLY LISCOMB
JEANNIE PARK
TERRY ORAHA

## Independent Auditors' Report

Member
Bluerock Capital Markets, LLC

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC, as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freedman & Goldberg
Certified Public Accountants
February 9, 2012

# BLUEROCK CAPITAL MARKETS, LLC
## STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011

## ASSETS

| | | |
|---|---|---|
| Cash & Cash Equivalents | $ | 117,739 |
| Commissions Receivable | | 10,904 |
| Prepaid Expenses | | 63,826 |
| Property and Equipment, Less Accumulated Depreciation of $3,233 | | 36,559 |
| Total Assets | $ | 229,028 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Payable to Commissioned Agents | $ | 48,100 |
| Accounts Payable, Accrued Expenses and Other Liabilities | | 34,649 |
| Member's Equity | | 146,279 |
| Total Liabilities and Member's Equity | $ | 229,028 |

See accountants audit report and notes to financial statements.

# BLUEROCK CAPITAL MARKETS, LLC
## STATEMENT OF OPERATIONS

| | | For the Year Ended December 31, 2011 |
|---|---|---|
| **Revenues** | | |
| Commission Income | $ | 4,179,723 |
| Service Income | | 31,839 |
| Interest Income | | 4 |
| Total Revenues | | 4,211,566 |
| **Expenses** | | |
| Commissions | | 3,769,636 |
| Employee Compensation and Benefits | | 882,041 |
| Legal and Professional Fees | | 270,149 |
| Advertising and Promotion | | 199,038 |
| Travel and Entertainment | | 420,787 |
| Occupancy | | 38,037 |
| Other Expenses | | 165,024 |
| Total Expenses | | 5,744,712 |
| Net Loss | $ | (1,533,146) |

# BLUEROCK CAPITAL MARKETS, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | For the Year Ended December 31, 2011 |
|---|---|
| Balance, January 1, 2011 | $ 40,138 |
| Net Loss | (1,533,146) |
| Member Contributions | 1,639,287 |
| Balance, December 31, 2011 | $ 146,279 |

See accountants audit report and notes to the financial statements.

**For the Year Ended December 31, 2011**

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Loss | $ (1,533,146) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 3,233 |
| (Increase) Decrease In: | |
| Prepaid Expenses | (37,206) |
| Commissions Receivable | (6,904) |
| Receivable from Non Customer | 873 |
| Increase (Decrease) In: | |
| Payable to Commissioned Agents | 48,100 |
| Accounts Payable, Accrued Expense and Other Liabilities | 31,710 |
| Due to Members | (22,500) |
| Total Adjustments | 17,306 |
| Net Cash Used In Operating Activities | (1,515,840) |
| Cash Flows from Investing Activities | |
| Purchase of Fixed Assts | (39,792) |
| Net Cash Used In Investing Activities | (39,792) |
| Cash Flows from Financing Activities | |
| Contributions from Member | 1,639,287 |
| Net Cash Provided By Financing Activities | 1,639,287 |
| Net Increase in Cash | 83,655 |
| Cash - Beginning of Period | 34,084 |
| Balance, End of Period | $ 117,739 |

See accountants audit report and notes to financial statements.

## Note 1. Nature of Business and Significant Accounting Policies

**Organization and Nature of Business** - Bluerock Capital Markets, LLC (the Company), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company was started on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets purchased 20% of the Company's LLC units on December 23, 2010. BR Capital Markets purchased the remaining LLC units in 60% and 20% increments on April 5, 2011 and October 21, 2011, respectively. Along with purchasing the LLC units the Company's name was changed to Bluerock Capital Markets, LLC.

**Income Taxes** - Income or loss of the Company is allocated to the members based on their ownership percentages. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on their income tax returns.

**Cash and Cash Equivalents** - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the statement of cash flows is consistent with this treatment.

**Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Revenue Recognition** - The Company recognizes commission revenue on a trade-date basis as securities transactions occur. The related commission expense payable to independent agents is also recorded on a trade-date basis as securities transactions occur.

**Property and Equipment** – Property and Equipment are recorded at cost. Depreciation is computed using straight line methods, for all assets over a period of three to five years.

**Fair Value of Financial Instruments** – The Company's financial instruments include cash, commission receivables, accounts payable, and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

**Impairment of Long-Lived Assets** – The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

## Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $34,990, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to capital at December 31, 2011 was 2.36 to 1.

**Note 3. Related Party Transactions**

For the year ended December 31, 2011, 99% of the commission income was from investments in nine related parties.

For the year ended December 31, 2011, the Company reimbursed Bluerock Real Estate Holdings, LLC $127,886 for the sharing of office space in Southfield, Michigan, use of personnel, and certain overhead expenses.

For the year ended December 31, 2011, the Company's member, BR Capital Markets, LLC, contributed $1,639,287 in additional paid in capital to the Company.

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

**Note 4. Leases**

The Company leases its offices in Newport Beach, California under an operating lease expiring July 31, 2013. Minimum future rental payments under this noncancelable operating lease having remaining terms in excess of one year as of December 31, 2011 are:

| | |
|---|---|
| 2012 | $ 30,569 |
| 2013 | 13,868 |

**Note 5. Economic Dependency**

The Company is dependent on related party entities, properties, and equity offerings, for certain revenue and equity contributions that are essential and critical; including but not limited to commission income, reimbursed costs, and additional paid in capital. In the event that these companies and properties are unable to provide substantial income and equity contributions, we will be required to seek revenue from other sources.

**Note 5. Subsequent Events**

The Company has evaluated subsequent events through February 9, 2012, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

For the year ended December 31, 2011

## SCHEDULE I

| | | |
|---|---|---|
| Computation of Net Capital | | |
| Total Members' Equity | | $ 146,279 |
| Deductions | | |
| Non-allowable assets | | |
| Commission Receivable | 10,904 | |
| Prepaid Expenses | 63,826 | |
| Property and Equipment | 36,559 | |
| Total Deductions | | 111,289 |
| Net Capital before haircuts on securities positions | | 34,990 |
| Haircut on securities | | - |
| Net Capital | | $ 34,990 |
| Computation of Aggregate Indebtedness: | | |
| Payable to Commissioned Agents | $ 48,100 | |
| Accounts Payable, Accrued Expenses and Other Liabilities | 34,649 | |
| Aggregate Indebtedness | | $ 82,749 |
| Minimum dollar net capital | | $ 5,000 |
| Excess net capital | | $ 29,990 |
| Ratio of Aggregate Indebtedness to Net Capital | | 2.36 to 1 |

Reconciliation with Company's Computation ( included in Part IIA of Form X-17A-5 as of December 31, 2011):

There were no differences between the net capital per the FOCUS report as of December 31, 2011 and the net capital reported above.

For the year ended December 31, 2011

## SCHEDULE II

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**FREEDMAN & GOLDBERG**

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
MICHAEL GOULD
GLORIA K. MOORE
BETTY J. POWELL

31150 NORTHWESTERN HIGHWAY, SUITE 200
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

JUDITH A. COOPER
KELLY BRADLEY
SALLY LISCOMB
JEANNIE PARK
TERRY ORAHA

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Members
Bluerock Capital Markets, LLC

In planning and performing our audit of the financial statements of Bluerock Capital Markets, LLC (the Company), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood than a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freedman & Goldberg, CPA's, PC
Certified Public Accountants

Farmington Hills, Michigan
February 9, 2012

# BLUEROCK CAPITAL MARKETS LLC

## AGREED UPON PROCEDURES

## FOR THE YEARS ENDED

## DECEMBER 31, 2011

# BLUEROCK CAPITAL MARKETS LLC

## AGREED UPON PROCEDURES

## FOR THE YEARS ENDED

## DECEMBER 31, 2011

## TABLE OF CONTENTS

**FREEDMAN & GOLDBERG**

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
MICHAEL GOULD
GLORIA K. MOORE
BETTY J. POWELL

31150 NORTHWESTERN HIGHWAY, SUITE 200
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

JUDITH A. COOPER
KELLY BRADLEY
SALLY LISCOMB
JEANNIE PARK
TERRY ORAHA

## Independent Accountants' Report on Applying Agreed-Upon Procedures

Members
Bluerock Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Bluerock Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Bluerock Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specific parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Freedman & Goldberg
Certified Public Accountants
February 9, 2012

## BLUEROCK CAPITAL MARKETS
## GENERAL ASSESSMENT RECONCILIATION OF THE SECURITIES INVESTOR PROTECTION CORPORATION (FORM SIPC-7)

| | For the year ended December 31, 2011 |
|---|---|
| Total Revenue | $ 4,211,566 |
| Deductions: | |
| Commissions paid to other SIPC members in connection with securities transactions. | 3,286,472 |
| SIPC Net Operating Revenues | $ 925,094 |
| General Assessment at .0025% | 2,313 |
| Less | |
| Payment made in July 2011 | (1,259) |
| Total Assessment Balance | $ 1,054 |
| Payment Made with Form SIPC-7 | $ 1,054 |